# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rice Acquisition Corp 3, CIK 0002074872
CUSIP: G7553X122
Title of class of securities: Units
Address of issuer's principal executive offices: 102 EAST MAIN STREET, SECOND STORY, CARNEGIE, Pennsylvania (PA), 15106
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001822531

## Reporting persons
- Sourcerock Group LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,569,384; shared voting power 0; sole dispositive power 2,569,384; shared dispositive power 0; aggregate amount beneficially owned 2,569,384 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Rice Acquisition Corp 3
Address of issuer's principal executive offices: 102 EAST MAIN STREET, SECOND STORY, CARNEGIE, PENNSYLVANIA, 15106.

## Item 2. Person Filing
Name of person filing: Sourcerock Group LLC
Address of principal business office or, if none, residence: 210 University Blvd. Suite 330 Denver, CO 80206
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2569384
Percent of class: 7.5
Sole power to vote or to direct the vote: 2569384
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2569384
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sourcerock Group LLC: Andrew Haley, Chief Compliance Officer (02/13/2026)